RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

RECEIVED
2009 JUL -9 A 10:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

09046533

082-35008

SUPPL

July 6, 2009

The Manager
London Stock Exchange
10 Paternoster Square
London EC4M 7LS
United Kingdom

Ref : AVS No. 252314

Dear Sir,

Sub: Compliance Report on Corporate Governance for the quarter ended June 30, 2009

Pursuant to Clause 49 of the Listing Agreement entered into with the Stock Exchanges, we submit herewith Compliance Report on Corporate Governance for the quarter ended June 30, 2009.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

<u>**This is for your information only.**</u>

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Jlw 7/13

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Quarterly Compliance Report on Corporate Governance

Name of the Company: Reliance Infrastructure Limited

Quarter ending on: June 30, 2009

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	Yes	
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II. Audit Committee	49 (II)	Yes	
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 II(D)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	49 (III)	Yes	
IV. Disclosures	49 (IV)	Yes	
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Disclosure of Accounting Treatment	49 (IV B)	NA	
(C) Board Disclosures	49 (IV C)	Yes	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	Yes	

Reliance Infrastructure Limited

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(E) Remuneration of Directors	49 (IV E)	Yes	
(F) Management	49 (IV F)	Yes	
(G) Shareholders	49 (IV G)	Yes	
V. CEO/CFO Certification	49 (V)	Yes	
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	Yes	

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Date: July 6, 2009

Reliance Infrastructure Limited